Columbia Sportswear Company

January 31, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549-0404

Attention: Yong Kim, Mail Stop 3561

Re:	Columbia Sportswear Company
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 9, 2005
File No. 0-23939

Dear Ms. Kim:

In response to your letter dated December 30, 2005, enclosed please find supplemental information to assist you in better understanding certain disclosures made by Columbia Sportswear Company (“Columbia Sportswear” or the “Company”) in its Form 10-K for the year ended December 31, 2004. Additional explanation is provided below. The numbered paragraphs correspond to the numbered comments in your letter, with your comments presented in bold italics.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.	Your presentation of the change in net sales excluding changes in currency exchange rates represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Please revise your disclosure each place this measure is presented as follows:

(a)	provide a reconciliation to the most comparable GAAP measure;

(b)	indicate the reasons why you believe presentation of this non-GAAP measure provides useful information to investors; and

(c)	disclose how management uses the non-GAAP measure.

In response to the Staff’s comment, we never intended for our presentation of net sales excluding changes in currency exchange rates to represent a non-GAAP measure since we presented growth in net sales by geographic region both on an actual and a foreign exchange adjusted basis. However, we have expanded our disclosure to include a reconciliation of changes in net sales excluding the effects of changes in currency exchange rates to changes in net sales measured under GAAP. With this expanded disclosure, the presentation does not represent a non-GAAP measure under Regulation G and Item 10(e) of Regulation S-K and as discussed in the Securities and Exchange Commission’s FAQ “Use of Non-GAAP Financial Measures” dated June 13, 2003. Our expanded disclosure for the year ended December 31, 2004 compared to the year ended December 31, 2003 is as follows:

Reconciliation of Net Sales Changes to Net Sales Changes Excluding Changes in Currency Exchange Rates

Net sales from year to year are affected by changes in selling prices and unit volume as well as changes in currency exchange rates where we have sales in foreign locations. Our net sales changes excluding the effect of changes in currency exchange rates are presented below:

	Year ended December 31, 2004
	Amount (millions)	% Increase
Consolidated:
Net sales increase (GAAP)	$143.5	15.1%
Increase due to currency exchange rate changes	28.1	3.0%

Net sales increase excluding changes in currency exchange rates	$115.4	12.1%

United States:
Net sales increase (GAAP)	$69.9	11.7%

Europe:
Net sales increase (GAAP)	$35.1	26.0%
Increase due to currency exchange rate changes	16.2	12.0%

Net sales increase excluding changes in currency exchange rates	$18.9	14.0%

Canada:
Net sales increase (GAAP)	$10.2	9.6%
Increase due to currency exchange rate changes	8.1	7.6%

Net sales increase excluding changes in currency exchange rates	$2.1	2.0%

Other International:
Net sales increase (GAAP)	$28.3	25.0%
Increase due to currency exchange rate changes	3.8	3.3%

Net sales increase excluding changes in currency exchange rates	$24.5	21.7%

We will provide this disclosure in future filings.

2.	We note on page 46 that you have outstanding letters of credit for firm purchase orders. In a separately captioned section, please disclose these letters of credit and any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on your financial condition. Refer to Item 303(a)(4) of Regulation S-K.

We have revised our MD&A disclosure regarding liquidity and capital resources to disclose our letters of credit as off-balance sheet arrangements under a separately captioned section as follows:

Off-Balance Sheet Arrangements

As of December 31, 2004, we had letters of credit outstanding of $90.1 million. These letters of credit were issued for purchase orders for the purchase of inventory.

We will include this disclosure in future filings.

Results of Operations, page 16

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

3.	Please define “global unit sales volume” and disclose how it is computed.

In response to the Staff’s comments, we supplementally advise the staff that we define global unit sales volume as the actual total quantity of units sold by our businesses worldwide. The computation of global unit sales volume is a compilation of units sold by product category and geographic region. We have revised the Company’s MD&A disclosure as set forth below for the year ended December 31, 2004 compared to the year ended December 31, 2003:

Net sales increased in each major geographic region, led by the United States, followed by our European, Other International and Canadian businesses. Sales growth was attributable to an increase in the quantity of units sold across all major geographic regions. Unit sales quantities also increased within each of our product categories.

We will include this disclosure in future filings.

4.	Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. For example, you disclose that the increase in general and administrative expenses in 2004 was primarily due to increased personnel, travel and other operating expenses, including professional fees, which were partially offset by a decrease in depreciation expense. You should quantify in dollar terms, the impact of each factor on your overall increase in general and administrative expenses. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comments, we have revised the Company’s MD&A disclosure as set forth below for the year ended December 31, 2004 compared to the year ended December 31, 2003:

SG&A expense increased $38.2 million, or 15.1%, to $290.5 million in 2004 from $252.3 million in 2003. Selling expenses increased $15.0 million, or 16.4%, while general and administrative expenses increased $23.2 million, or 14.4%. As a percentage of net sales, SG&A expense was flat at 26.5% for each of 2004 and 2003.

Selling expenses remained essentially flat as a percentage of net sales at 9.7% and 9.6% in 2004 and 2003, respectively, as advertising, promotional, and commission related expenses remained constant as a percentage of net sales.

The increase in general and administrative expenses was primarily due to a $19.3 million increase in personnel and an $8.7 million increase in travel and other operating expenses, including professional fees, which were partially offset by a $4.8 million decrease in depreciation expense.

We will provide the revised disclosures in future filings.

5.	Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in sales of sportswear in the United States was attributable to increased sales across all major distribution channels and product classes, including pants, shorts, sweaters and knitted and woven tops, expand your explanation to describe how you achieved the increased sales across all major distribution channels and why sales of pants, shorts, sweaters and knitted and woven tops increased. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comments, we have revised the Company’s MD&A disclosure as set forth below for the year ended December 31, 2004 compared to the year ended December 31, 2003:

Net sales from outerwear increased $16.6 million, or 3.7%, to $460.3 million in 2004 from $443.7 million in 2003. Outerwear sales growth was primarily attributable to increased shipments of outerwear in Europe and our Other International businesses. European sales of outerwear increased in all key product classes and distribution channels, primarily resulting from increased sales to large-account customers. The decline of outerwear sales in the United States and Canada partially offset the increase in international sales of outerwear.

Net sales from sportswear increased $85.1 million, or 27.3%, to $396.4 million in 2004 from $311.3 million in 2003. Sportswear sales increased in all global markets in 2004, led by increases in the United States followed by Europe, Other International and Canada. The increase in sales of sportswear in the United States was the result of increased sales across all major distribution channels and product classes, including pants, shorts, sweaters and knitted and woven tops. We attributed the sales increase, in part, to an improvement in the segmentation of our products for specific distribution channels and targeted customers. Shipments of sportswear to the department store channel were particularly strong throughout the year in the United States. In Europe, the increase in sportswear sales was primarily attributable to increased shipments of pants, shorts and woven tops.

Net sales from footwear increased $36.0 million, or 24.2%, to $184.6 million in 2004 from $148.6 million in 2003. Footwear sales increased in each of our major markets, led by increases in the United States, followed by Europe, Canada and Other International. In the United States, sales of footwear increased in all key product classes, led by shipments of boots and sandals. European footwear sales increased in all key product classes and distribution channels, primarily as a result of increased sales to large-account customers.

Net sales from accessories increased $2.6 million, or 6.0%, to $46.1 million in 2004 from $43.5 million in 2003. The increase in sales of accessories was the result of increased sales in Other International businesses and Europe, partially offset by decreased sales in the United States and Canada.

Net sales from equipment increased $3.2 million, or 68.1%, to $7.9 million in 2004 from $4.7 million in 2003. Equipment sales were generated by sales of Mountain Hardwear products, predominately in the United States.

We will provide the revised disclosures in future filings.

6.	Since changes in product mix significantly impacts gross profit, if practicable, please consider discussing the changes in gross profit on a product line basis.

In response to the Staff’s comment, we supplementally advise the Staff that it is not practicable to disclose changes in gross profit on a product line basis. The Company is not managed or operated on a product line basis. Further, given the competitive nature of the industry in which the Company operates and confidentiality of product pricing and related gross profit, we believe that the disclosure of gross profit on a product line basis would result in the disclosure of confidential information which may be used by our competitors to the detriment of the Company. Where practicable, we will disclose additional information to enable readers to better understand the variables and factors affecting our gross profit.

Liquidity and Capital Resources, page 23

7.	Please revise your contractual commitments table to include estimated interest payments on debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please include a footnote to the table that identifies the excluded item and provides any additional information that is material to understanding your cash requirements.

We have revised our contractual commitments table to include a footnote that identifies the excluded interest payments and refers to the relevant notes to the consolidated financial statements for additional information, as follows:

The following table presents our estimated contractual commitments as of December 31, 2004 (in thousands):

	Year ending December 31,
	2005	2006	2007	2008	2009	Thereafter	Total
Debt repayments (1)	$4,646	$4,646	$3,571	$3,571	$—	$—	$16,434
Other (2)	570	578	137	127	6	—	1,418
Operating leases (3):
Non-related parties	5,432	4,040	2,810	2,182	639	6,661	21,764
Related party	485	485	485	485	485	971	3,396

(1)	Excludes interest. See Note 8 of Notes to Consolidated Financial Statements for interest terms.
(2)	Other amounts primarily include installment payments on purchase obligations made in the ordinary course of business for non-product purchases. The amounts represent the minimum payments required, including any imputed interest, by legally binding contracts and agreements.
(3)	These operating lease commitments are not reflected on the consolidated balance sheet under accounting principles generally accepted in the United States.

We will include this disclosure in future filings.

Financial Statements, page 32

Notes to Consolidated Financial Statements, page 38

Note 2 – Summary of Significant Accounting Policies, page 38

Advertising Costs, page 43

8.	Please tell us and disclose how you met both conditions of paragraph 9 of EITF 01-9 that allows you to present cooperative advertising costs as an expense rather than a reduction of sales.

In response to the Staff’s comments, we supplementally advise the Staff that we believe that our cooperative advertising arrangements meet the requirements of paragraphs 9.a and b. of EITF 01-09 since we are receiving an identifiable benefit (advertising) in return for an allowance. This benefit is sufficiently separable from our customer’s purchase of our product because we could have purchased that advertising from another party that does not purchase our products. Therefore, condition 9.a. is met. The second condition, 9.b., is also met because an estimate of the fair value of the advertising benefit is made through an allocation of the cost incurred by our customer for the advertising on the basis of the portion of an advertisement that includes our products. We have revised our disclosure as follows:

Through cooperative advertising programs, the Company reimburses its wholesale customers for some of their costs of advertising the Company’s products based on various criteria, including the value of purchases from us and various advertising specifications. Cooperative advertising costs are included in expenses because the Company receives an identifiable benefit in exchange for the cost, the advertising could be obtained from a party other than our customer, and the fair value of the advertising benefit can be reasonably estimated. Cooperative advertising costs were $12,132,000, $9,328,000 and $7,866,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

We will include this disclosure in future filings.

Please note that a similar comment (No. 18) was received by the Company from the Securities and Exchange Commission in a letter dated November 18, 2003 and we believed that we had resolved this comment from the Staff at that time. Our accounting policies and business practices have not changed since the time of the November 18, 2003 letter.

Schedule II – Valuation and Qualifying Accounts, page 61

9.	We note on page 41 that you provide for estimated sales returns and miscellaneous claims from customers as reductions to revenues. Please revise this schedule to include the activity in your sales returns and miscellaneous claims. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

In response to the Staff’s comment, we supplementally advise the Staff that we believe our sales returns and miscellaneous claims from customers are not material and do not warrant inclusion in Schedule II following guidance under Rules 5-04 and 4-02 of Regulation S-X. Our disclosure in the notes to the financial statements on page 41 includes disclosure of the approximate level of historical returns and claims experience. We believe this level of disclosure is appropriate given the historical amounts of our returns and claims experience. We have revised the paragraph entitled “Revenue Recognition” in note 2 to the Notes to Financial Statements as set forth below:

Over the three year period ending December 31, 2004, the Company’s actual annual sales returns and miscellaneous claims from customers have been less than two percent of net sales. The Company’s allowance for outstanding sales returns and miscellaneous claims from customers was approximately $5.5 million and $4.4 million as of December 31, 2004 and 2003, respectively.

We will include this disclosure in future filings.

In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (503) 985-4551 should you have any comments or questions.

Sincerely,

/s/ BRYAN L. TIMM
Bryan L. Timm
Chief Financial Officer
Columbia Sportswear Company